Filed Pursuant to Rule 424(b)(7)
Registration No. 333-213782
CALCULATION OF REGISTRATION FEE
Title of Class of Securities to be Registered	Amount to be Registered	Amount of Registration Fee(1)
Common Shares, par value $0.01 per share	$103,250,000	$12,854.63*

(1)
Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

*
Previously paid.

PROSPECTUS SUPPLEMENT
(To the Prospectus Supplement dated April 19, 2018 and the Prospectus dated September 26, 2016)
7,000,000 Shares
Ship Finance International Limited
Common Shares
This prospectus supplement updates and amends the selling shareholder information contained in the prospectus supplement, dated April 19, 2018, relating to the sale from time to time of up to 7,000,000 of our common shares by the selling shareholders named herein, who will borrow such shares through lending arrangements from certain of the underwriters (or their respective affiliates) in our concurrent offering of our $150,000,000 aggregate principal amount 4.875% convertible senior notes due 2023, or our convertible notes, each of which is borrowing the shares either directly from SFL Capital II Ltd. (our wholly-owned subsidiary, which we refer to herein as SFLC) or from its affiliate, which in turn is borrowing the shares from SFLC. We refer to the entities that are borrowing shares from SFLC as the Share Borrowers. The borrowed shares are newly issued shares issued in connection with this transaction and will be cancelled or held as treasury shares by us upon the expiration or the early termination of the share lending arrangements described herein (unless SFLC directs the borrowed shares to be delivered to a nominee).
This prospectus supplement updates and amends the selling shareholder information contained in the prospectus supplement dated April 19, 2018, to add certain funds as selling shareholders.
We expect that the selling shareholders will sell the borrowed shares and use the resulting short position to establish their initial hedge with respect to their investments in our convertible notes which are being offered in a concurrent offering pursuant to a separate prospectus supplement and accompanying prospectus. The selling shareholders may effect such transactions by selling the borrowed shares at various prices from time to time through the Share Borrowers or their respective affiliates. The selling shareholders will receive all of the net proceeds from the sale of the borrowed shares, and neither we nor SFLC will receive any of those proceeds, but we will receive a one-time nominal fee of  $0.01 per share from SFLC for each newly-issued share, and SFLC will receive a fee in respect of the borrowed shares from the Share Borrowers for the use of the borrowed shares.
The borrowed shares may be offered for sale in transactions that may include block sales, sales on the New York Stock Exchange, or the NYSE, sales in the over-the-counter market, sales pursuant to negotiated transactions or otherwise. See the section of the Prospectus Supplement dated April 19, 2018, entitled “Description of the Share Lending Agreements; Concurrent Offering of Convertible Notes.” The delivery of the borrowed shares being offered hereby is conditioned upon the closing of the concurrent offering of the convertible notes.
Our common shares are listed on the NYSE under the symbol “SFL.” The last reported sale price of our common shares on the NYSE on April 18, 2018 was $14.85 per share.

Investing in our common shares involves a high degree of risk. Please read “ Risk Factors “ beginning on page S-12 of the prospectus supplement dated April 19, 2018, and similar sections in our filings with the Securities and Exchange Commission, or the SEC, incorporated by reference herein.

Neither the SEC nor any state securities commission has approved or disapproved the issuance of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
April 19, 2018

SELLING SHAREHOLDERS
Based solely upon information furnished to us by the selling shareholders, the following table sets forth information with respect to the beneficial ownership of our common shares held as of the date of this prospectus by the selling shareholders. The selling shareholders are offering an aggregate of up to 7,000,000 of our common shares. The selling shareholders will borrow such shares through lending arrangements from certain of the underwriters (or their respective affiliates) in our concurrent offering of convertible notes, each of which is borrowing the shares either directly from SFL Capital II Ltd. (our wholly-owned subsidiary, which we refer to herein as SFLC) or from its affiliate, which in turn is borrowing the shares from SFLC. The borrowed shares are newly-issued shares issued in connection with this transaction issued by us to SFLC and will be cancelled or held as treasury shares by us upon the expiration or the early termination of the share lending arrangements described herein (unless SFLC directs the borrowed shares to be delivered to a nominee). The table below assumes that all the shares being offered by the selling shareholders pursuant to this prospectus supplement are ultimately sold pursuant to this prospectus supplement. The selling shareholders may sell some, all or none of their shares covered by this prospectus supplement.
Selling Shareholder	Common Shares Owned Before Offering	Percentage of Class Owned Prior to the Offering	Total Common Shares Offered Hereby	Common Shares Owned Following the Offering	Percentage of Class Owned Following the Offering
Basso Holdings Ltd.(1)	849,950(2)	0.72%	475,300	374,650(2)	0.32%
Arrowgrass Master Fund Ltd.(3)	950,700	0.80%	950,700	0	—
1992 MSF International Ltd.(4)	1,037,322(5)	0.87%	159,000	878,322(5)	0.74%
1992 Tactical Credit Master Fund, L.P.(6)	504,232(7)	0.43%	78,700	425,532(7)	0.36%
Linden Capital L.P.(8)	950,700	0.80%	950,700	0	—
Geode Diversified Fund(9)	237,700	0.20%	237,700	0	—
Tenor Opportunity Master Fund, Ltd.(10)	142,600	0.12%	142,600	0	—
Citadel Equity Fund Ltd.(11)	2,501,264(12)	2.11%	466,200	2,035,064(12)	1.72%
Shaolin Capital Partners Equity Fund(13)	118,800	0.10%	118,800	0	—
CNH CA Master Account, L.P.(14)	88,591(15)	0.07%	12,874	75,717(15)	0.06%
AQR Funds – AQR Diversified Arbitrage Fund(16)	212,949(17)	0.18%	55,457	157,492(17)	0.13%
AQR Absolute Return Master Account, L.P.(18)	250,518(19)	0.21%	70,311	180,207	0.15%
BSMA Limited(20)	51,250	.04%	47,500	3,750	0.01%

(1)
Basso Capital Management, L.P. (“Basso”) is the Investment Manager to Basso Holdings Ltd. (“Fund”). Howard Fischer is a managing member of Basso GP LLC, the General Partner of Basso. Mr. Fischer, and other managing members, have ultimate responsibility for trading with respect to the Fund. The address of Basso Holding Ltd. is c/o Basso Capital Management, L.P.,1266 East Main St., Stamford, CT 06902.

(2)
Includes 374,650 shares issuable upon conversion of our 5.75% Convertible Senior Notes due 2021.

(3)
Voting and investment control over the shares held by Arrowgrass Master Fund Ltd. is shared by Arrowgrass Capital Partners (US) LP, as the investment manager to Arrowgrass Master Fund, Ltd., and Arrowgrass Capital Services (US) Inc., as the general partner of Arrowgrass Capital Partners (US) LP. Arrowgrass Capital Partners (US) LP and Arrowgrass Capital Services (US) Inc. are controlled by the Arrowgrass Executive Committee, which consists of six Arrowgrass partners. The address of Arrowgrass Master Fund Ltd. is 1330 Avenue of the Americas, 32d Floor, New York, NY 10019.

(4)
Highbridge Capital Management, LLC (“HCM”), the trading manager of 1992 MSF International Ltd. (the “Highbridge Fund”), may be deemed to be the beneficial owner of the shares held by the

Highbridge Fund. The Highbridge Fund disclaims any beneficial ownership of these shares. The business address of HCM is 40 West 57th Street, 32nd Floor, New York, New York 10019 and the business address of the Highbridge Fund is c/o HedgServ (Cayman) Ltd., Willow House, Cricket Square Floor 3, George Town, Grand Cayman KY1-1104, Cayman Islands.
(5)
Includes 878,322 shares issuable upon conversion of our 5.75% Convertible Senior Notes due 2021.

(6)
Highbridge Capital Management, LLC (“HCM”), the trading manager of 1992 Tactical Credit Master Fund, L.P. (the “Highbridge Fund”), may be deemed to be the beneficial owner of the shares held by the Highbridge Fund. The Highbridge Fund disclaims any beneficial ownership of these shares. The business address of HCM is 40 West 57th Street, 32nd Floor, New York, New York 10019 and the business address of the Highbridge Fund is c/o HedgServ (Cayman) Ltd., Willow House, Cricket Square Floor 3, George Town, Grand Cayman KY1-1104, Cayman Islands.

(7)
Includes 425,532 shares issuable upon conversion of our 5.75% Convertible Senior Notes due 2021.

(8)
Linden Capital L.P. is a Bermuda exempted limited partnership. Its general partner is Linden GP LLC. Mr. Siu Min Wong, the managing member of Linden GP LLC, possesses voting and dispositive control over the shares beneficially owned by Linden Capital L.P. The address of Linden Capital L.P. is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda.

(9)
Geode Diversified Fund (“Diversified”) is a segregated account of Geode Capital Master Fund Ltd. Geode Capital Management LP is the investment manager of Diversified. Mitch Livstone and Ted Blake, portfolio managers of Diversified, have the ultimate dispositive power of the securities held by Diversified. The business address of the Fund is 1 Post Office Square, 20th Floor, Boston, MA 02109.

(10)
Tenor Capital Management Company, L.P., the investment manager to Tenor Opportunity Master Fund, Ltd, has discretionary authority to vote and dispose of the shares held by Tenor Opportunity Master Fund, Ltd and may be deemed to be the beneficial owner of these shares. Robin Shah, in his capacity as partner of Tenor Capital Management Company, L.P. may also be deemed to have investment discretion and voting power over the shares held by Tenor Opportunity Master Fund, Ltd. Tenor Opportunity Master Fund, Ltd and Mr. Shah each disclaim any beneficial ownership of these shares. The address of Tenor Capital Management Company, L.P. is 810 Seventh Avenue, New York, NY 10019.

(11)
Pursuant to a portfolio management agreement, Citadel Advisors LLC, an investment advisor registered under the Investment Advisor Act of 1940 (“CAL”), holds the voting and dispositive power with respect to the shares held by Citadel Equity Fund Ltd. Citadel Advisors Holding LP (“CAH”) is the sole member of CAL. Citadel GP LLC is the general partner of CAH. Kenneth Griffin (“Griffin”) is the President and Chief Executive Officer of and sole member of Citadel GP LLC. Citadel GP LLC and Griffin may be deemed to be the beneficial owners of the stock through their control of CAL and/or certain other affiliated entities. The address of Citadel Equity Fund Ltd. is 131 South Dearborn Street, Chicago, Illinois 60603.

(12)
Includes 1,568,864 shares issuable upon conversion of our 5.75% Convertible Senior Notes due 2021.

(13)
Shaolin Capital Partners Master Fund Ltd is an alternative investment fund managed by CFIC (US) Inc. as investment manager pursuant to an investment management agreement dated February 8, 2017. The address of Shaolin Capital Partners Master Fund Ltd is 444 Madison Ave 26th Fl., New York, NY 10022.

(14)
CNH Partners, LLC (“CNH”) is the investment advisor of the CNH CA Master Account L.P. (“CNH Master”). As investment advisor, CNH has dispositive power over the securities held by CNH Master and exercises full discretionary control relating to all investment decisions made on behalf of CNH Master. Mark Mitchell and Todd Pulvino are the investment principals for CNH and they have shared discretionary voting and investment authority. The address of CNH CA Master Account L.P. is c/o CNH Partners, LLC, Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

(15)
Includes 75,717 shares issuable upon conversion of our 5.75% Convertible Senior Notes due 2021.

(16)
AQR is the investment advisor to the selling shareholders and has delegated investment management authority to CNH. As sub-advisor, CNH has shared dispositive power over the securities held by the selling shareholder and exercises full discretionary control relating to all investment decisions made on behalf of the selling shareholders. Clifford S. Asness, Ph.D. and, John M. Liew, are the investment principals for AQR Capital Management, LLC. Mark Mitchell and Todd Pulvino are the investment principals for CNH. As such, Clifford S. Asness, John M. Liew, Mark Mitchell and Todd Pulvino have shared discretionary voting and investment authority over the shares owned by the selling shareholders. The address of each selling shareholder is Two Greenwich Plaza, Floor 4, Greenwich, CT 06830.

(17)
Includes 157,492 shares issuable upon conversion of our 5.75% Convertible Senior Notes due 2021.

(18)
The general partner of AQR Absolute Return Master Account L.P. is AQR Principal Global Asset Allocation, LLC which is wholly owned by AQR Capital Management Holdings, LLC (“Holdings”). Holdings is majority owned by AQR Capital Management Group, L.P., which is controlled and managed by Clifford S. Asness. The address of AQR Absolute Return Master Account L.P. is c/o AQR Capital Management, LLC, Two Greenwich Plaza, Greenwich, CT 06830.

(19)
Includes 180,207 shares issuable upon conversion of our 5.75% Convertible Senior Notes due 2021.

(20)
The registered investment manager of BSMA Limited is Bluecrest Capital Management Limited with registered address: Ground Floor, Harbour Beach, La Rue de Carteret, St. Helier, Jersey JER 4HR.

*
A total of 3,765,842 shares have been allocated to the selling shareholders as of April 19, 2018.